Exhibit 99.1

Ballard Reports Q4 2024 Results

VANCOUVER, BC, March 13, 2025 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced consolidated financial results for the fourth quarter ended December 31, 2024. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

"2024 was a tough year for the hydrogen and fuel cell industry," stated Randy MacEwen, Ballard's President and CEO. "Amidst prolonged policy uncertainty, there was a multi-year push-out in the development of hydrogen projects and the deployment of fuel cell applications. With this backdrop, compounded by a difficult funding environment, an industry rationalization is underway."

"Our Q4 and full-year 2024 financial results reflect the industry challenges," said Randy MacEwen. "Q4 revenue was $24.5 million, down 48% compared to Q4 2023. Full-year revenue of $69.7 million was down 32%, although we had a standout year in our Bus vertical, with revenue growth of 51%. Q4 gross margin improved by 9 points year-over-year to (13%), while full-year gross margin of (32%) was 11 points lower than in 2023. Q4 cash operating costs1 decreased by 6% year-over-year as a result of restructuring activities initiated in September, with significant further reductions expected in 2025."

Mr. MacEwen continued, "Notwithstanding this very challenging industry context, Ballard is winning in the market. We achieved important commercial milestones in 2024, including new strategic customer platform wins, repeat business from existing customers, and strong order intake. We secured new net order intake of approximately $113 million during 2024, punctuated by new order intake of $75.4 million in Q4, positioning us with a record year-ending Order Backlog of $173.5 million, an increase of 41% compared to the end of Q3, and a 12-month Orderbook of $98.9 million, a record for Power Products, up 48% compared to the prior year."

Mr. MacEwen added, "We also made measured progress and took necessary actions across our global operations. We achieved record shipments of fuel cell engines in 2024, with over 660 engines representing approximately 56 MW shipped to customers, up nearly 30% compared to 2023. We made significant progress on the development of our next-generation PEM fuel cell stacks and engines, including the launch of our 9th generation, high-performance engine, FCmove®-XD. We advanced our product cost reduction programs, including milestones on Project Forge, our program to significantly reduce the costs on next-generation bipolar plates. Importantly, we initiated a global corporate restructuring to lower our 2025 Total Operating Expenses by more than 30%. We halted any further investments in the China market, including the Weichai Ballard JV."

Mr. MacEwen concluded, "As we look ahead, we see continued policy uncertainty along with further industry rationalization. Notably, we started 2025 with $603.9 million in cash, no bank debt, and no mid-term financing requirements. We will continue to closely monitor factors impacting the commercial adoption of our markets and products, and reassess our investment plans, cost structure, and cash usage based on these factors. Our focus is on our customers and our controllables, including prioritized product development and product cost reduction programs, while also maintaining disciplined spending and balance sheet strength for long-term competitiveness and sustainability."

Q4 2024 Financial Highlights
(all comparisons are to Q4 2023 unless otherwise noted)

  Total revenue was $24.5 million in the quarter, down 48% year-over-year.
  Heavy Duty Mobility revenue of $16.8 million, 42% lower year-over-year, driven by bus revenues which grew 9% but were offset with lower revenue from truck, rail, and marine verticals.
  Stationary revenue was $6.9 million, (46%) year-over-year, and Emerging and Other Markets revenue was $0.8 million or (84%) compared to Q4 2023.
  Gross margin was (13%) in the quarter, an improvement of 9-points. The negative gross margin in the fourth quarter of 2024 was driven primarily by the impacts of revenue scaling and manufacturing cost absorption. Improvement in gross margin over prior year largely due to reduced impairment adjustments and expiration of warranty obligations.
  Total Operating Expenses2 and Cash Operating Costs1 were $33.1 million and $27.2 million, respectively, a decrease of 5% and 6%, respectively, from Q4 2023 as a result of reduced cost structure from restructuring activities.
  Total Cash Used by Operating Activities was $24.4 million, compared to $18.3 million in the prior year. Cash and cash equivalents was $603.9 million at the end of 2024, compared to $751.1 million in the prior year.
  Adjusted EBITDA1 was ($36.0) million, compared to ($44.1) million in Q4 2023. The decrease in Adjusted EBITDA loss was driven primarily by decrease in gross margin loss and lower Cash Operating Costs1. These improvements were partially offset by increased impairment losses on trade receivables and higher restructuring and related expenses.
  Ballard recorded non-cash impairments to the value of its long-term financial investments in the amount of $7.6 million in the quarter.
  Order Backlog at the end of 2024 was $173.5 million, an increase of 41% compared to the end of Q3 driven by record order intake of $75.4 million and deliveries of $24.5 million. Orders from Power Products represent more than 98% of the Order Backlog, overwhelmingly driven by customers in Europe and North America, representing almost 99% of the Order Backlog.
  The 12-month Orderbook was $98.9 million at end-Q4, an increase $40.7 million or approximately 70% from the end of Q3 2024.
Order Backlog ($M)	Order Backlog at End-Q3 2024	Orders Received in Q4 2024	Orders Delivered in Q4 2024	Order Backlog at End-Q4 2024
Total Fuel Cell Products & Services	$122.7	$75.4	$24.5	$173.5

2025 Outlook

Consistent with our past practice, and in view of the early stage of hydrogen fuel cell market development, specific revenue or net income (loss) guidance for 2025 is not provided. We expect revenue in 2025 will be back-half weighted. Total Operating Expense2 and Capital Expenditure3 guidance ranges for 2025 are as follows:

2025	Guidance
Total Operating Expense[2]	$100 - $120 million
Capital Expenditure[3]	$15 - $25 million

Q4 2024 Financial Summary

(Millions of U.S. dollars)	Three months ended December 31
	2024	2023	% Change
REVENUE
Fuel Cell Products & Services:[4]
Heavy-Duty Mobility	$16.8	$29.0	(42%)
Bus	$13.1	$12.0	9%
Truck	$0.6	$6.0	(90%)
Rail	$1.1	$7.0	(85%)
Marine	$2.0	$4.0	(49%)
Stationary	$6.9	$12.8	(46%)
Emerging and Other Markets	$0.8	$4.9	(84%)
Total Fuel Cell Products & Services Revenue	$24.5	$46.8	(48%)
PROFITABILITY
Gross Margin $	($3.2)	($10.2)	68%
Gross Margin %	(13%)	(22%)	9pts
Total Operating Expenses	$33.1	$35.0	(5%)
Cash Operating Costs[1]	$27.2	$29.0	(6%)
Equity loss in JV & Associates	($2.5)	($4.3)	41%
Adjusted EBITDA[1]	($36.0)	($44.1)	18%
Net Loss from Continuing Operations[4]	($46.5)	($48.9)	5%
Loss Per Share from Continuing Operations[4]	($0.16)	($0.16)	5%
CASH
Cash provided by (used in) Operating Activities:
Cash Operating Loss	($23.9)	($17.5)	(37%)
Working Capital Changes	($0.5)	($0.9)	44%
Cash used by Operating Activities	($24.4)	($18.3)	(34%)
Cash and cash equivalents	$603.9	$751.1	(20%)

(Millions of U.S. dollars)	Twelve months ended December 31
	2024	2023	% Change
REVENUE
Fuel Cell Products & Services:[4]
Heavy-Duty Mobility	$53.4	$66.7	(20%)
Bus	$44.2	$29.3	51%
Truck	$3.7	$11.0	(66%)
Rail	$2.6	$19.1	(86%)
Marine	$2.9	$7.3	(61%)
Stationary	$12.8	$21.7	(41%)
Emerging and Other Markets	$3.6	$14.0	(74%)
Total Fuel Cell Products & Services Revenue	$69.7	$102.4	(32%)
PROFITABILITY
Gross Margin $	($22.0)	($21.8)	(- %)
Gross Margin %	(32%)	(21%)	(11 pts)
Total Operating Expenses	$161.3	$141.1	14%
Cash Operating Costs[1]	$115.9	$119.3	(3%)
Equity loss in JV & Associates	($4.9)	($10.1)	51%
Adjusted EBITDA[1]	($168.1)	($150.1)	(12%)
Net Loss from Continuing Operations[4]	($323.5)	($144.2)	(124%)
Loss Per Share from Continuing Operations[4]	($1.08)	($0.48)	(124%)
CASH
Cash provided by (used in) Operating Activities:
Cash Operating Loss	($113.3)	($87.5)	(30%)
Working Capital Changes	$5.2	($17.1)	131%
Cash used by Operating Activities	($108.1)	($104.6)	(3%)
Cash and cash equivalents	$603.9	$751.1	(20%)

For a more detailed discussion of Ballard Power Systems' fourth quarter 2024 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedarplus.ca and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Thursday, March 13, 2025 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review fourth quarter 2024 operating results. The live call can be accessed by dialing +1-844-763-8274 (Canada/US toll free). Alternatively, a live audio and webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
Some of the statements contained in this release are forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements concerning the markets for our products, Order Backlog, expected revenues, gross margins, operating expenses, capital expenditures, corporate development activities, and impacts of investments in manufacturing and R&D capabilities and cost reduction initiatives. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond Ballard's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, market demand and financing needs. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, level of achievement of our business plans, achieving and sustaining profitability, changes that affect how long our cash reserves will last  and the timing of, and ability to obtain, required regulatory approvals. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements represent Ballard's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Sumit Kundu – Manager, Investor Relations & Finance +1.604.453.3517 or investors@ballard.com

Endnotes
[1]	Note that Cash Operating Costs, EBITDA, and Adjusted EBITDA are non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, and Adjusted EBITDA assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, and Adjusted EBITDA to the Consolidated Financial Statements, please refer to the tables below.
Cash Operating Costs measures total operating expenses excluding stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition related costs, the impact of unrealized gains or losses on foreign exchange contracts, and financing charges. EBITDA measures net loss excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains or losses on foreign exchange contracts.
[2]	Total Operating Expenses refer to the measure reported in accordance with IFRS.
[3]	Capital Expenditure is defined as Additions to property, plant and equipment and Investment in other intangible assets as disclosed in the Consolidated Statements of Cash Flows
[4]	We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale of PEM fuel cell products and services for a variety of applications including Heavy-Duty Mobility (consisting of bus, truck, rail, and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). Revenues from the delivery of Services, including technology solutions, after sales services and training, are included in each of the respective markets.

During the fourth quarter of 2023, we completed a restructuring of operations at Ballard Motive Solutions in the U.K. and effectively closed the operation. As such, the historic operating results (including revenue and operating expenses) of the Ballard Motive Solutions business for 2023 have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income (loss) as loss from discontinued operations.

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Cash Operating Costs	2024	2023	$ Change
Total Operating Expenses	$ 33,164	$ 34,972	$ (1,808)
Stock-based compensation expense	(1,068)	(2,575)	1,507
Impairment recovery (losses) on trade receivables	(3,206)	(1,436)	(1,770)
Acquisition related costs	-	3	(3)
Restructuring and related (costs) recovery	(708)	(322)	(386)
Impact of unrealized gains (losses) on foreign exchange contracts	(852)	696	(1,548)
Depreciation and amortization	(137)	(2,388)	(2,251)
Cash Operating Costs	$ 27,193	$ 28,950	$ (1,757)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Cash Operating Costs	2024	2023	$ Change
Total Operating Expenses	$ 161,318	$ 141,073	$ 20,245
Stock-based compensation expense	(7,456)	(10,720)	3,264
Impairment recovery (losses) on trade receivables	(12,760)	(1,498)	(11,262)
Acquisition related costs	-	(773)	773
Restructuring and related (costs) recovery	(17,046)	(1,512)	(15,534)
Impact of unrealized gains (losses) on foreign exchange contracts	(1,095)	1,296	(2,391)
Depreciation and amortization	(7,030)	(8,539)	1,509
Cash Operating Costs	$ 115,931	$ 119,327	$ (3,396)

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
EBITDA and Adjusted EBITDA	2024	2023	$ Change
Net loss from continuing operations	$ (46,471)	$ (48,889)	$ 2,418
Depreciation and amortization	995	3,524	(2,529)
Finance expense	539	270	269
Income taxes (recovery)	18	40	(22)
EBITDA	$ (44,919)	$ (45,055)	$ 136
Stock-based compensation expense	1,068	2,575	(1,507)
Acquisition related costs	-	(3)	3
Finance and other (income) loss	2,079	(1,871)	3,950
Impairment charge on property, plant and equipment	4,258	967	3,291
Impairment charges on intangible assets	658	-	658
Impairment charges on Goodwill	-	-	-
Impact of unrealized (gains) losses on foreign exchange contracts	852	(696)	1,548
Adjusted EBITDA	$ (36,004)	$ (44,083)	$ 8,079

(Expressed in thousands of U.S. dollars)	Year ended December 31,
EBITDA and Adjusted EBITDA	2024	2023	$ Change
Net loss from continuing operations	$ (323,530)	$ (144,210)	$ (179,320)
Depreciation and amortization	11,557	12,750	(1,193)
Finance expense	2,146	1,105	1,041
Income taxes (recovery)	121	158	(37)
EBITDA	$ (309,706)	$ (130,197)	$ (179,509)
Stock-based compensation expense	7,456	10,720	(3,264)
Acquisition related costs	-	773	(773)
Finance and other (income) loss	(18,933)	(31,055)	12,122
Impairment charge on property, plant and equipment	111,020	967	110,053
Impairment charges on intangible assets	658	-	658
Impairment charges on Goodwill	40,277	-	40,277
Impact of unrealized (gains) losses on foreign exchange contracts	1,095	(1,296)	2,391
Adjusted EBITDA	$ (168,133)	$ (150,088)	$ (18,045)

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CNW 07:30e 13-MAR-25